UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

MINERALS TECHNOLOGIES INC.
(Exact name of registrant as specified in its charter)

Delaware	1-11430	25-1190717
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

622 Third Avenue, New York, NY	10017-6707
(Address of principal executive offices)	(Zip Code)

Thomas J. Meek (212) 878-1800
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

 ✓  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

SECTION 1 – CONFLICT MINERALS DISCLOSURE
Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure – Reasonable Country of Origin Inquiry

(a)  Minerals Technologies Inc. ("MTI") is a resource- and technology-based growth company that develops, produces and markets worldwide a broad range of specialty mineral, mineral-based and synthetic mineral products and related systems and services.  This Form SD is filed by MTI pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the period from January 1, 2016 to December 31, 2016 (the "Reporting Period").

Under Rule 13p-1, MTI is required to determine whether any conflict minerals are necessary to the functionality or production of a product it manufactures or contracts to manufacture and, if so, to conduct, in good faith, a "reasonable country of origin inquiry" that is reasonably designed to determine whether any of those conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (the "Covered Countries") or is from recycled or scrap sources.  The Securities and Exchange Commission defines conflict minerals as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten, and any other mineral or its derivative determined by the U.S. Secretary of State to be financing conflict in a Covered Country ("Conflict Minerals").

MTI conducted an evaluation of its product lines sold during the Reporting Period and determined that its Pyroid® HT thermal management material product ("Pyroid Product"), which is sold in small lot production quantities, contains small amounts of gold that is necessary to the functionality of the Pyroid Product.  In addition, MTI determined that its CETSEAL® and HYDROFIX® products ("Environmental and Building Material Products") contain small amounts of tin that is necessary to the functionality of the Environmental and Building Material Products.  Other than the foregoing, MTI does not believe any of its other products manufactured (or contracted by MTI to be manufactured) and sold in the Reporting Period contained any Conflict Minerals.

(b)  MTI determined that the gold used in its Pyroid Product was purchased from two suppliers during the Reporting Period.  MTI conducted in good faith a reasonable country of origin inquiry that was reasonably designed to determine whether the gold used in the Pyroid Product originated in a Covered Country or is from recycled or scrap sources.  This inquiry included communications with MTI's two suppliers of the gold, which resulted in the issuance to MTI of certifications from both suppliers that none of the gold supplied originates in a conflict region.

In addition, MTI determined that the tin used in its Environmental and Building Material Products was purchased from a single supplier during the Reporting Period.  MTI conducted in good faith a reasonable country of origin inquiry that was reasonably designed to determine whether the tin used in the Environmental and Building Material Products originated in a Covered Country or is from recycled or scrap sources.  This inquiry included communications with MTI's sole supplier of the tin, which resulted in the supplier's issuance to MTI of a certification that none of its tin supplies originates in a conflict region.  Moreover, the supplier confirmed that it supports all initiatives to assure conflict free supply chain sourcing, especially in illegally mined tin from the Democratic Republic of the Congo and its adjoining countries.

Based on the reasonable country of origin inquiry described above, MTI has no reason to believe that its necessary Conflict Minerals may have originated in a Covered Country.  Consequently, MTI is not including a conflict minerals report as part of this submission.

This Specialized Disclosure Form is being posted to the publicly available Internet site (http://phx.corporate-ir.net/phoenix.zhtml?c=82665&p=irol-sec ) upon the filing of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MINERALS TECHNOLOGIES INC.
(Registrant)

	By:	/s/ Thomas J. Meek
	Name:	Thomas J. Meek
	Title:	Senior Vice President, General Counsel,
Human Resources, Secretary and Chief
Compliance Officer

Date: May 31, 2017